3/11

BB 3/5

03013631

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

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SEC FILE NUMBER
8- 48326

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MOLONEY SECURITIES CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
12166 OLD BIG BEND ROAD STE. 200
(No. and Street)

ST. LOUIS	MISSOURI	63122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. JOHN MOLONEY (314) 909-0600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
MORTLAND & CO., P.C.
(Name — *if individual, state last, first, middle name*)

225 S. MERAMEC	CLAYTON	MISSOURI	63105
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2003 WASH. D.C. 165

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, E. JOHN MOLONEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOLONEY SECURITIES CO., INC., as of DECEMBER 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

E John Moloney
Signature

PRESIDENT
Title

Mary L Loncaric
Notary Public

MARY L. LONCARIC
Notary Public – Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Oct. 4, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mortland & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
Moloney Securities Co., Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Moloney Securities Co., Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moloney Securities Co., Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mortland & Co.

Mortland & Co., P.C.
St. Louis, Missouri
February 13, 2003

225 S. Meramec Ave. Suite 621 St. Louis, MO 63105
ph. 314.725.3515 fx. 314.725.1517 email: info@mortlandco.com

MOLONEY SECURITIES CO., INC.
Statement of Financial Condition
December 31, 2002

ASSETS

Assets		
Cash and cash equivalents	$	104,752
Commissions receivable		180,294
Accounts receivable		240,690
Clearing deposit		15,000
Deposits		3,617
Prepaid expenses		21,856
Total assets	$	566,209

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable		189,176
Total liabilities		189,176
Stockholders' equity		
Common stock, without par value. Authorized 30,000 shares; issued and outstanding 1000 shares at stated value.		230,000
Paid-in-capital		199,909
Deficit		(52,876)
Total stockholders' equity		377,033
Total liabilities and stockholders' equity	$	566,209

The accompanying notes are an integral part of these financial statements.

MOLONEY SECURITIES CO., INC.
Statement of Income
Year Ended December 31, 2002

Revenues		
Commissions	$	3,889,681
Interest		147,838
Other		96,752
Total revenues		4,134,271
Expenses		
Salaries		226,929
Commission expense		2,666,533
Clearing expense		567,663
Office rental		97,936
Professional fees		17,378
Other operating expenses		440,863
Total expenses		4,017,302
Net income	$	116,969

The accompanying notes are an integral part of these financial statements.

MOLONEY SECURITIES CO., INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2002

	Common Stock				Paid-in		
	Shares		Amount		Capital		Deficit
Balance, January 1, 2002	756	$	230,000	$	199,909	$	(116,210)
Distribution to shareholders	-		-		-		(51,485)
Additional shares issued	244		-		-		-
Related company merger	-		-		-		(2,150)
Net income	-		-		-		116,969
Balance, December 31, 2002	1,000	$	230,000	$	199,909	$	(52,876)

The accompanying notes are an integral part of these financial statements.

MOLONEY SECURITIES CO., INC.
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities		
Net income	$	116,969
Adjustments to reconcile net income to net cash used by operating activities:		
Increase in accounts receivable		(54,690)
Decrease in commissions receivable		27,028
Increase in accounts payable		22,147
Increase in prepaid expenses		(10,905)
Net cash provided by operating activities		100,549
Cash flows from financing activities		
Related company merger		(2,150)
Distribution to shareholders		(51,485)
Net cash used by financing activities		(53,635)
Net increase in cash		46,914
Cash, beginning of year		57,838
Cash, end of year	$	104,752

The accompanying notes are an integral part of these financial statements.

MOLONEY SECURITIES CO., INC.
Notes to Financial Statements
December 31, 2002

(1) Description of Business

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry proprietary or customer accounts.

The Company was incorporated May 3, 1995 but did not begin operations until July 1, 1995.

(2) Accounting Policies Followed by the Company

Security transactions and related commission revenue and expenses are recorded on a settlement date basis, generally the third day following the transaction date. Although generally accepted accounting principles require these revenues and expenses to be recorded on a trade date basis, the effect on the financial statements is considered immaterial.

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may exceed FDIC insured levels at various times during the year.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

(3) Income Taxes

As of July 1, 1995, the Company, with the consent of its initial shareholder, elected under the Internal Revenue Code to become an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

(4) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of approximately $110,870 and $50,000 respectively. The Company's net capital ratio was 1.71 to 1.

(5) Reserve Requirements

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3-3.

(6) Leases

The Company occupies its St. Louis premises under an amended five-year lease expiring April 30, 2005, which provides for escalating lease payments. Financial Accounting Standards Board interpretations require that escalating lease payments be amortized over the lease term using the straight-line method. The lease term for the Kansas premises expires May 31, 2004. Minimum future rental payments for office space and equipment are approximately $543,651 to be paid over the succeeding five years as follows:

Year 1	$235,441
Year 2	232,297
Year 3	75,913

Minimum future rental payments, reflected above, have not been reduced by future sublease rentals due from certain officers, directors and independent contractors of the Company under cancelable subleases. The sublease rental amount for the year ended December 31, 2002 was approximately $136,600.

MOLONEY SECURITIES CO., INC.
Notes to Financial Statements
December 31, 2002

Rental expense for the year ended December 31, 2002 was approximately $98,000 which is net of sublease rentals from certain officers, directors and independent contractors of the Company.

(7) Fair value of Financial Instuments

The estimated fair values of the Company's financial instruments, which are included in the Statement of Financial Condition, are as follows:

	Carrying Amount	Fair Value
Cash and cash equivalents	$ 104,752	104,752

(8) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

(9) Investment in Related Company

MOSECO Asset Management LLC was organized in May 1999 to perform investment advisory services. Member interests are 98% Moloney Securities Co., Inc., and 2% Edward J. Moloney.

Income and losses of the LLC are consolidated with those of the Company. Intercompany balances and transactions have been eliminated in consolidation.

For the year ending December 31, 2002, MOSECO Asset Management LLC was merged with the Company. The merger resulted in $2,150 being charged against retained earnings in the current year.

(10) Common Stock

The Board of Directors of the Company reorganized the amount of shares issued and outstanding. All shareholders received additional shares in proportion to their respective ownership. The Company now has issued and outstanding 1000 shares of common stock.

SUPPLEMENTARY SCHEDULES

MOLONEY SECURITIES CO., INC.
Computation of Aggregate Indebtedness and
Net Capital in Accordance with Rule 15c3-1
Under the Securities Exchange Act of 1934
As of December 31, 2002

Aggregate indebtedness		
Accounts payable	$	189,176
Total aggregate indebtedness	$	189,176
Net capital		
Stockholders' equity	$	377,033
Deductions:		
Accounts receivable		240,690
Deposits		3,617
Prepaid expenses		21,856
Total deductions		266,163
Net capital		110,870
Net capital required		50,000
Capital in excess of requirements	$	60,870
Ratio of aggregate indebtedness to net capital		1.71 to 1

Schedule 2

MOLONEY SECURITIES CO., INC.
Reconciliation of Computation of Net Capital
with that of the Registrant as filed
in Part II of Form X-17A-5
December 31, 2002

Aggregate indebtedness

Aggregate indebtedness as reported by registrant in Part II of Form X-17A-5 for December 31, 2002	$	189,175
Reconciling item:		
Rounding		1
Aggregate indebtedness as computed in this report	$	189,176

Net capital

Net capital as reported by registrant in Part II of Form X-17A-5 for December 31, 2002	$	110,871
Reconciliation items:		
Increase in non-allowable assets		(11,492)
Increase in income		11,492
Rounding		(1)
	$	110,870
Net capital as computed in this report	$	110,870

ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Mortland & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Moloney Securities Co., Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Moloney Securities Co., Inc. for the year ended December 31, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and reserve required by Rule 15c3-c(e); (2) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers a required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

225 S. Meramec Ave. Suite 621 St. Louis, MO 63105
ph. 314.725.3515 fx. 314.725.1517 email: info@mortlandco.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following conditions that we believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Moloney Securities Co., Inc. may occur and not be detected within a timely period. The Company's plan of organization did not include adequate separation of duties related to daily cash receipt and cash disbursement activities. Appropriate supervisory review procedures were not instituted to provide reasonable assurance that adopted policies and prescribed procedures were adhered to. These conditions generally did not inhibit the Company from promptly completing securities transactions or promptly discharging its responsibilities to customers. These conditions were considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the December 31, 2002 financial statements and this report does not affect our report on these financial statements dated February 13, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Mortland & Co.

Mortland & Co., P.C.
St. Louis, Missouri
February 13, 2003